SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 14)*

Amylin Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, Par Value $.001
(Title of Class of Securities)

032346108
(CUSIP Number)

Keith Schaitkin, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 25, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  / /.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 1. Security and Issuer

The  Schedule  13D  filed with the Securities and Exchange Commission ("SEC") by the  Reporting  Persons  on  May  22,  2008  (as amended, the "Initial 13D"), as amended by Amendment No. 1 filed on September 12, 2008, Amendment No. 2 filed on January 29, 2009,  Amendment  No. 3 filed on January 30, 2009, Amendment No. 4 filed on February 5, 2009, Amendment No. 5 filed on April 25, 2009, Amendment No. 6  filed on April 15, 2009, Amendment No. 7 filed on April 21, 2009, Amendment No. 8 filed on April 22, 2009, Amendment No. 9 filed on April 30, 2009, Amendment No. 10 filed on May 14, 2009, Amendment No. 11 filed on January 25, 2010, Amendment No. 12 filed on April 4, 2012 thereto and Amendment No. 13 filed on April 9, 2012 thereto, with respect to the shares of Common  Stock, par value $.001 (the "Shares"), issued by Amylin Pharmaceuticals, Inc., (the  "Issuer"),  is hereby amended to furnish the additional information  set  forth  herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D. The address of the principal executive offices of the Issuer is 9360 Towne Centre Drive, San Diego, California 92121.

Item 4.  Purpose of the Transaction

Item 4 is hereby amended by the addition of the following:

On April 25, 2012, Carl C. Icahn issued a press release regarding the Issuer, a copy of which is filed herewith as an exhibit and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Item 7 is hereby amended by the addition of the following:

1.	Press Release dated April 25, 2012.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2012

ICAHN PARTNERS MASTER FUND LP

By:  /s/ Edward E. Mattner
       Name: Edward E. Mattner
       Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND II LP

By:   /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory

ICAHN PARTNERS MASTER FUND III LP

By:  /s/ Edward E. Mattner
        Name: Edward E. Mattner
        Title: Authorized Signatory

ICAHN OFFSHORE LP

By:  /s/ Edward E. Mattner
        Name: Edward E. Mattner
        Title: Authorized Signatory

ICAHN PARTNERS LP

By:  /s/ Edward E. Mattner
        Name: Edward E. Mattner
        Title: Authorized Signatory

ICAHN ONSHORE LP

By:  /s/ Edward E. Mattner
        Name: Edward E. Mattner
        Title: Authorized Signatory

[Signature Page of Schedule 13D Amendment No. 14 – Amylin Pharmaceuticals, Inc.]

ICAHN CAPITAL LP
By: IPH GP LLC, its general partner
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

By:   /s/ SungHwan Cho
         Name: SungHwan Cho
         Title: Chief Financial Officer

IPH GP LLC
By: Icahn Enterprises Holdings L.P., its sole member
By: Icahn Enterprises G.P. Inc., its general partner

By:   /s/ SungHwan Cho
         Name: SungHwan Cho
         Title: Chief Financial Officer

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner

By:   /s/ SungHwan Cho
         Name: SungHwan Cho
         Title: Chief Financial Officer

[Signature Page of Schedule 13D Amendment No. 14 – Amylin Pharmaceuticals, Inc.]

ICAHN ENTERPRISES G.P. INC.

By:   /s/ SungHwan Cho
         Name: SungHwan Cho
         Title: Chief Financial Officer

BECKTON CORP.

By:  /s/ Edward E. Mattner
        Name: Edward E. Mattner
        Title: Authorized Signatory

[Signature Page of Schedule 13D Amendment No. 14 – Amylin Pharmaceuticals, Inc.]

Dated: April 25, 2012

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D Amendment No. 14 – Amylin Pharmaceuticals, Inc.]

Exhibit 1

FOR IMMEDIATE RELEASE

Icahn Issues Statement Regarding Amylin Pharmaceuticals

Contact: Susan Gordon, (212) 702-4309

New York, New York, April 25, 2012 – Carl C. Icahn today announced that his affiliates had voluntarily dismissed their lawsuit against Amylin Pharmaceuticals which had sought an extension of the deadline to nominate directors at the 2012 annual meeting of shareholders.  Mr. Icahn released the following statement:

The decision to discontinue our lawsuit seeking to extend the director nomination deadline was the result of discussions I had with Daniel Bradbury, Amylin’s chief executive officer, that we agreed would not be publicly disclosed.

Mr. Icahn reiterated that he continues to strongly believe that the company should be sold at this time.